Exhibit 99.12

CONSENT OF  E. CINTRA

I hereby consent to the use of my name in connection with the following document, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information relating to the mineral resource estimates of the Pindobacu Project;

2.	Information relating to the mineral resource estimates of the San Andres Mine;

3.	Information relating to the mineral resource estimates of the Agua Rica Project; and

4.

The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the Pindobacu Project, the San Andres Mine and the Agua Rica Project, and the properties described therein.

Date: March 31, 2008

/s/ Evandro Cintra
Name: Evandro Cintra, Ph.d., P. Geo.
Title: Vice President, Technical Services, Yamana Gold Inc.